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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:   January 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
                                                                                                 X   Director         X   10% Owner
   Chowdry         Linda                        Atlas Air Worldwide Holdings, Inc. - CGO        ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   7333 W. Jefferson Ave, Suite 225                                        May/2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
   Lakewood        CO               80235                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock, $.01 par value, of     5/6/02     J(1)    V                 (1)       (1)
Atlas Air Worldwide Holdings, Inc.
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Common Stock, $.01 par value, of     5/6/02     S              4,517,732  D(3)      $11.07
Atlas Air Worldwide Holdings, Inc.
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Common Stock, $.01 par value, of                                                               5,814,620(2)      (2)       (2)
Atlas Air Worldwide Holdings, Inc.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                 SEC 1472  (02-02)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1) The following transactions are exempt from Section 16(b) as a mere change in the form of beneficial ownership. For estate planning purposes, several entities related to the reporting person entered into certain transactions. The transactions were as follows: 1. on April 30, 2002, Linda Chowdry and the Marital Trust (the "Trust") established under the will of Michael A. Chowdry contributed 6,459,092 (92 shares from Ms. Chowdry; 6,459,000 from the Trust) shares of the issuer held by them to Chowdry Investments, LLC, in exchange for proportionate interests in Chowdry Investments, LLC; 2. on May 6, 2002 Chowdry Investments, LLC, Chowdry Limited Partnership and Chowdry, Inc. contributed 15,285,593 (6,459,092 from Chowdry Investments, LLC; 7,071,501 from Chowdry Limited Partnership; 1,755,000 from Chowdry, Inc.) shares of the issuer held by them to AA Holdings, LLC, in exchange for proportionate interests in AA Holdings, LLC; and 3. on May 27, 2002, the Trust distributed 35 shares of Chowdry, Inc. to Linda Chowdry.

(2) Includes: options to purchase 450,000 shares of the issuer held by the Estate of Michael A. Chowdry, of which the reporting person is a personal representative; 1,529,189 shares of the issuer held by the Trust, of which the reporting person is a trustee and beneficiary; and 3,835,431 of the 15,285,593 shares of the issuer held by AA Holdings, LLC, which may be deemed to be beneficially owned by the reporting person directly, indirectly through the Trust, and indirectly through proportionate interests in Chowdry Investments, LLC, Chowdry Limited Partnership and Chowdry Inc. These parties are all managers and proportionate holders of AA Holdings, LLC. The reporting person also is a manager of Chowdry Investments, LLC, a 35% stockholder of Chowdry, Inc. and trustee of the Trust. The Trust is: the sole general partner of Chowdry Limited Partnership; a 1.2% beneficial owner of the Chowdry Limited Partnership; and a 65% stockholder of Chowdry, Inc.

(3) In exchange for cash, Chowdry Investments, LLC transferred interests in AA Holdings, LLC held by it to Chowdry Limited Partnership. Such a transaction may be considered a transfer of issuer shares.


                       /s/ John S. Blue
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

        * If the form is filed by more than on reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
          SEE Instruction 6 for procedure.
                                                                                                                             Page 2
                                                                                                                   SEC 1472 (02-02)
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